AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 28, 2000


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 4 TO
                                   FORM 10-SB

                                FILE NO. 0-27631

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              TMANGLOBAL.COM, INC.
                 (Name of Small Business Issuer in its charter)


            FLORIDA                                             65-0782227
 (State or other jurisdiction                               (I.R.S. Employer
 of incorporation or organization)                          Identification No.)


1000 UNIVERSAL STUDIOS PLAZA, BUILDING 22A, ORLANDO, FL             32819-7610
       (Address of principal executive offices)                     (Zip Code)

                    Issuer's Telephone Number: (407) 370-4460

Securities to be registered pursuant to Section 12(b) of the Act.

   Title of each class                Name of each exchange on which registered
          NONE                                           N/A

Securities to be registered pursuant to Section 12(g) of the Act.

                    Common Stock, par value $.0001 per share
                                (Title of Class)

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